Exhibit 2

CanWest MediaWorks Inc.

Interim Management’s Discussion and Analysis

For the three months ended November 30, 2006 and 2005

January 10, 2007

This Management Discussion and Analysis contains certain comments or forward-looking statements about our objectives, strategies, financial conditions, results of operations and businesses. Statements that are not historical facts are forward-looking and are subject to important risks, uncertainties and assumptions. These statements are based on our current expectations about our business and the markets we operate in, and on various estimates and assumptions. The results or events predicted in these forward-looking statements may differ materially from actual results or events if known or unknown risks, trends or uncertainties affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that the circumstances described in any forward-looking statement will materialize. Significant and reasonably foreseeable factors that could cause our results to differ materially from our current expectations are discussed in the section entitled “Risk Factors” contained in our 20F for the year ended August 31, 2006 filed by CanWest MediaWorks Inc. with the Securities and Exchange Commission in the United States (available on Edgar at www.edgar.com) and updated in the “Industry Risk and Uncertainties” section of this report. We disclaim any intention or obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason.

OVERVIEW

CanWest MediaWorks Inc. is an international media company and is one of Canada’s largest media companies. CanWest MediaWorks Inc. is Canada’s largest publisher of daily newspapers, and owns, operates and/or holds substantial interests in free-to-air and subscription-based television networks, out-of-home advertising, websites, and radio stations and networks in Canada, New Zealand, Australia, Turkey, Singapore, Indonesia, Malaysia, the United Kingdom and the United States.

Key Factors Affecting Segment Revenues and Operating Income

Television Broadcast

We have three television segments, one for each country in which we carry on such operations. Our Canadian television segment includes our television networks in Canada as well as our specialty channels. Our New Zealand television segment operates 3 and C4 in New Zealand. Our Australian television segment includes our interest in TEN Group Pty Limited (“TEN Group”), which owns and operates TEN Television Network (“Network TEN”).

We generate the majority of our television revenues from the sale of advertising, with the remainder generated from subscriber revenues earned by our specialty channels and the sale of broadcast rights to our programming. Demand for television advertising is driven primarily by advertisers in the packaged goods, automotive, retail and entertainment industries and is strongly influenced by general economic conditions. The attractiveness of our programs to advertisers and the rates we charge are primarily a function of the size and demographics of our viewing audience. The dependence of our advertising revenues on the ratings performance of our television programs makes our television revenues less predictable than our publications revenues.

Publications and Interactive

Our publications and interactive segment includes our Canadian newspaper operations and our internet operations, (including the canada.com web portal) operated by CanWest MediaWorks Limited Partnership (the “Limited Partnership”) of which we own 74.2% as well as the National Post which we own 100%. Our publications and interactive revenues are primarily earned from newspaper advertising and circulation revenues from our newspapers. Our newspaper and interactive advertising revenues are a function of the volume or lineage of advertising sold and the rates we charge. Circulation revenues are produced from home-delivery subscriptions for our newspapers and single-copy sales at retail outlets and vending machines and are a function of the number of newspapers we sell and the average per copy prices we charge.

Radio

Our three radio segments consist of our radio operations in New Zealand, United Kingdom and Turkey, which earn substantially all of their revenues from advertising. Radio advertising revenues are a function of overall radio advertising demand and advertising rates. Radio advertising rates are determined based on the number and demographics of our listeners.

Outdoor advertising

Our outdoor advertising segment consists of TEN Group’s wholly-owned subsidiary, Eye Corp which generates revenue from the sale of out-of-home advertising. Eye Corp’s advertising revenues are a function of overall outdoor advertising demand and rates. Eye Corp’s advertising rates are primarily a function of the number and demographics of the audience for Eye Corp’s displays. Eye Corp has operations in Australia, New Zealand, Singapore, Indonesia, Malaysia, United Kingdom and the United States.

Foreign currency effects

Our Australia, New Zealand, United Kingdom and Turkey operations expose our segment revenues and operating expenses to fluctuations between the Canadian dollar and the Australian dollar, New Zealand dollar, United Kingdom Pound and New Turkish Lira, respectively. A decline in value of the Canadian dollar against those currencies increases the Canadian dollar equivalent of the revenues and expenses we record in those currencies. An increase in the strength of the Canadian dollar relative to the foreign currency has the opposite effect. During the first quarter of fiscal 2007, the Canadian dollar appreciated against the Australian dollar by 3% and the New Zealand dollar by 9%, as compared to currency translation rates for the same period in the prior year. Since the commencement of business in Turkey and United Kingdom, the Canadian dollar has appreciated against the New Turkish Lira by 10% and depreciated against the United Kingdom pound by 1%.

Seasonality

Our advertising revenues are seasonal. Revenues are typically highest in the first and third quarters, while expenses are relatively constant throughout the year.

CRITICAL ACCOUNTING ESTIMATES

There are no significant changes in our critical accounting policies or estimates since August 31, 2006 as described in the Management Discussion and Analysis in our 2006 Annual Report.

FORTHCOMING CHANGES IN ACCOUNTING POLICIES

Financial Instruments, Hedges and Comprehensive Income

The Accounting Standards Board of the Canadian Institute of Chartered Accountants has issued CICA 3855, Financial Instruments - Recognition and Measurement, CICA 3865, Hedges, and CICA 1530, Comprehensive Income, which we will apply in our fiscal year beginning on September 1, 2007. CICA 3855 prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and the measurement of such amount. It also specifies how financial instrument gains and losses are to be presented. CICA 3865 is applicable for designated hedging relationships and builds on existing Canadian generally accepted accounting principles (“GAAP”) guidance by specifying how hedge accounting is applied and what disclosures are necessary when it is applied. CICA 1530 introduces new standards for the presentation and disclosure of components of comprehensive income. Comprehensive income is defined as the change in net assets of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources. It includes all changes in net assets during a period except those resulting from investments by owners and distributions to owners. We are currently considering the impacts of the adoption of such standards.

The Emerging Issues Committee (“EIC”) of the Accounting Standards Board of the Canadian Institute of Chartered Accountants has issued EIC 162, Stock-Based Compensation for Employees Eligible to Retire Before Vesting Date, (“EIC 162”) which we must and will apply in the second quarter of fiscal 2007. EIC 162 prescribes that the stock based compensation expense for employees who will become eligible for retirement during the vesting period should be recognized over the period up to the eligible retirement date. In addition, if the employee is eligible for retirement on the grant date, the entire stock based compensation expense should be recognized on the grant date. We do not expect the adoption of such standard to have a material effect on our financial position or results of operations.

INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in our internal control over financial reporting during the three months ended November 30, 2006 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

OPERATING RESULTS

Introductory Note

•	Segment operating profit. In the discussion that follows, we provide information concerning our segment operating profit. See note 10 to our interim unaudited consolidated financial statements. Management utilizes segment operating profit as a measure of segment profitability in making strategic resource allocations.

•	Operating income before amortization. We also discuss our consolidated operating income before amortization. We provide this measure because we and our lenders and investors use operating income before amortization to measure performance against our various leverage covenants. Operating income before amortization is not a recognized measure of financial performance under GAAP. Investors are cautioned that operating income before amortization should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of our performance. Our method of calculating operating income before amortization may not be comparable to similarly titled measures used by other companies. A reconciliation of operating income before amortization to net earnings, which is the most closely comparable GAAP measure, is set forth below under “Reconciliation of Non-GAAP Financial Measures” section of this report.

For the Three Months Ended November 30, 2006

Following is a table summarizing segmented results for the period ended November 30, 2006 and November 30, 2005. See note 10 to our unaudited interim consolidated financial statements:

	Revenue		Segment Operating Profit
	2006 $000	2005[1] $000	2006 $000	2005(1) $000
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating Segments
Publications and Interactive – Canada	343,867	341,298	87,754	81,624

Television
Canada	207,896	186,794	37,681	29,081
Australia	215,860	230,696	86,697	104,490
New Zealand	33,919	36,100	12,122	12,275

	457,675	453,590	136,500	145,846

Radio
New Zealand	21,660	23,572	6,030	7,018
Turkey	3,385	—	1,190	—
United Kingdom	234	—	(823)	—

	25,279	23,572	6,397	7,018

Outdoor - Australia	35,528	29,674	5,026	7,469
Inter-segment revenue elimination	(1,913)	(338)	—	—
Corporate and other	—	—	(9,025)	(8,657)

Total revenue	860,436	847,796	—	—

Operating income before amortization			226,652 (2)	233,300	(2)

(1)	Revised to reflect the classification of our Ireland TV segment and Canadian radio stations as discontinued operations.
(2)	See Reconciliation of Non-GAAP Financial Measures.

Consolidated Results

Revenues. Consolidated revenues of $860 million for the three months ended November 30, 2006, increased $13 million, or 1% from $848 million for the three months ended November 30, 2005. Revenues for the three months ended November 30, 2006 reflected an 11% increase for Canadian television revenues and a 1% increase in Canadian publications and interactive revenue reduced by a 3% decrease in revenues from international media operations. The decrease in the international operations in part reflects the strengthening Canadian dollar against the Australian and New Zealand dollars.

Operating expenses. Consolidated operating expenses (including selling, general, and administrative expenses) before amortization for the three months ended November 30, 2006 increased $19 million or 3% to $634 million from $614 million for the same period of fiscal 2006. This increase reflects local currency expense increases in the Canadian television, New Zealand operations, Turkey and United Kingdom radio and Australian operations offset by decreases in the Canadian publications and interactive operations.

Operating income before amortization. Consolidated operating income before amortization for the three months ended November 30, 2006 decreased by $6 million or 3% to $227 million from $233 million for the same period of fiscal 2006. The decrease in operating income before amortization reflects reduced operating results as well as the impact of the strengthening Canadian dollar on conversion of results of our international media operations. Utilizing the prior year’s currency translation rates in translating for the three months ended November 30, 2006, results to Canadian dollars would have increased current year operating income before amortization by $5 million.

Amortization. Amortization of intangibles was $1 million for the three months ended November 30, 2006 compared to $6 million for the same period of fiscal 2006. Amortization of intangibles decreased because one intangible asset was fully amortized by the end of the second quarter of fiscal 2006. Amortization of property plant and equipment was $24 million for the three months ended November 30, 2006 compared to $23 million for the same period in fiscal 2006.

Interest expense. Interest expense was $45 million for the three months ended November 30, 2006 compared to $53 million for the same period of fiscal 2006, primarily reflecting a reduced level of debt as a result of our repayment of debt in fiscal 2006 and fiscal 2007.

Interest rate and foreign currency swap losses. For the three months ended November 30, 2006, we recorded gains of $9 million to adjust the book value of certain swap instruments to fair value at the balance sheet date. Swaps that do not qualify for hedge accounting, primarily because the related debt has been settled are marked to fair value through earnings. This compared to losses of $121 million for the same period of fiscal 2006.

Foreign exchange gains/ losses. We recorded foreign exchange gains of $3 million for the three months ended November 30, 2006, primarily related to our inter-company advances to our Turkish operations as a result of the strengthening New Turkish Lira relative to the Canadian dollar since August 31, 2006. These foreign exchange gains and losses are recognized for accounting on a current basis because the intention is that the inter-company loans will be repaid.

Investment gains. We recorded nominal investment gains for the three months ended November 30, 2006, compared to investment gains of $101 million for the same period of fiscal 2006. The gains in 2006 related to the $101 million recorded on the sale of a 25.8% of the Limited Partnership to the CanWest MediaWorks Income Fund.

Loss on debt extinguishment. During fiscal 2006, we completed a tender offer and consent solicitation through which we retired substantially all of our 10.625% Subordinated Debentures due May 2011 and our 7.625% Subordinated Debentures due April 2013. The excess of the cost of the tender offer and consent solicitation over the book value of the old debt together with certain costs of settling the debt were charged to earnings for the three months ended November 30, 2005 as a loss on debt extinguishment of $117 million.

Income taxes. Our income tax expense was $58 million for the three months ended November 30, 2006 compared to income tax recovery of $55 million for the same period of fiscal 2006. The effective tax rate for the three months ended November 30, 2006 was below our statutory rate of 34% due to adjustments in the income tax expense including: $5 million related to the allocation of Limited Partnership earnings to the minority interest and $4 million due to foreign income tax rates being lower than the Canadian income tax rates offset by a provision of $8 million related to the effect of uncertain tax positions and $1 million related to non deductible expenses. See note 3 of our interim unaudited consolidated financial statements for the income tax rate reconciliations.

Minority interest. For the three months ended November 30, 2006, we recorded minority interest charges related to the 30% minority interest in CanWest MediaWorks (NZ) Limited (“CanWest MediaWorks (NZ)”) of $3 million, the 43.6% minority interest in TEN Group of $24 million and the 25.8% minority interest in the Limited Partnership of $16 million. The minority interest charge related to TEN Group decreased by 23% and CanWest MediaWorks (NZ) decreased by 4%, for the three months ended November 30, 2006, as a result of decreased net earnings for each of these entities. The minority interest charge increased by 73% related to the Limited Partnership compared to the same period of fiscal 2006 primarily because the Limited Partnership was wholly owned to October 12, 2005.

Net earnings from continuing operations. Our net earnings from continuing operations for the three months ended November 30, 2006 were $66 million compared to $24 million for the same period of fiscal 2006.

Discontinued operations. Net earnings from discontinued operations were $1 million for the three months ended November 30, 2006 compared to $5 million for the same period of fiscal 2006. The earnings in fiscal 2007 reflect nominal results of our two Canadian radio stations that we have agreed to sell, subject to regulatory approval, and a working capital adjustment resulting in an additional gain of $1 million on the sale of TV3 Ireland. The earnings in fiscal 2006 reflect the results of operations of TV3 Ireland which was sold on August 31, 2006 as well as nominal results of our two Canadian radio stations.

Net earnings. Our net earnings for the three months ended November 30, 2006 were $66 million compared to $29 million for the same period of fiscal 2006.

Segmented Results

Publications and interactive

Revenue. Publications and interactive revenues for the three months ended November 30, 2006 increased by $3 million, or 1%, to $344 million, compared to revenues of $341 million for the same period of fiscal 2006. Advertising revenues increased by 1% as a result of growth in revenues reflecting a slowdown in classified advertising revenues offset by increased revenue from inserts and national advertising. Growth in online classifieds offset the decline in print classifieds and on a combined basis print and online classified revenue was flat for the three months ended November 30, 2006. While circulation volume declined by 4% for the three months ended November 30, 2006 as compared to the same period of fiscal 2006, circulation revenue remained constant as a result of higher average per copy prices. Circulation revenue as a percentage of total revenues for the publications and interactive segment remained consistent at approximately 19% for the three month ended November 30, 2006 and 2005. For fiscal 2007, we expect growth in advertising revenues to continue as a result of higher advertising rates, increased insert volumes and the expansion of printed publications through national supplements and themed special sections. We expect this growth will be partially offset by a continuation of the reduced level of activity in print classified advertising. Circulation revenues, which comprise approximately 20% of total publications revenues, are expected to remain flat, reflecting the continuing trend of slightly increased per copy pricing offset by reduced circulation volume. Interactive revenues are expected to continue to grow as a result of growth in advertising revenues on canada.com and increased subscription revenue from FPInfomart.

Operating expenses. Compared to the same period last year, operating expenses of our Publications and interactive operations decreased by $4 million or 1% for the three months ended November 30, 2006 as we continue to realize the impact of cost containment initiatives implemented in fiscal 2006 (including the discontinuance of the Dose printed daily edition). For fiscal 2007, we expect continued cost control but will expect the comparison to prior year costs to flatten out as we reach the full annualized impact of initiatives implemented in the first half of fiscal 2006. Costs for Dose will also be lower through the next quarter as a result of the restructuring and the discontinuance of the printed edition in May 2006

Segment operating profit. Our Publications and interactive operations had a increase of $6 million, or 8% in segment operating profit to $88 million for the three months ended November 30, 2006 compared to $82 million for the same period of fiscal 2006. These results included operating losses of less than a million relating to Dose and Metro, compared to $4 million for the same period in fiscal 2006.

Canadian television

Revenues. For the three months ended November 30, 2006, revenues from our Canadian television operating segment of $208 million were $21 million, or 11% higher than for the same period of fiscal 2006.

The Canadian television segment recorded a 12% increase in airtime revenues for the period. The increase in advertising revenues is primarily attributable to the stronger programming schedule of our conventional television. We have entered the 2007 broadcasting season in September 2006 with the return of our strongest ratings performing programs from the 2006 season Prison Break, House and Survivor as well as the addition of some promising new programs including Shark, Brothers and Sisters, and Heroes. Recent ratings have shown that our conventional stations have an increased number of programs in the top ten and top 20 in our markets. This bodes well for modest increases in advertising revenues for the remainder of fiscal 2007.

Subscriber revenues from our specialty channels increased by 14% for the three months ended November 30, 2006 as compared for the same period of fiscal 2006, reflecting a 13% increase in subscribers.

Operating expenses. For the three months ended November 30, 2006, operating expenses (including selling, general and administrative expenses) of our Canadian television operations of $170 million were $13 million, or 8% higher than for the same period of fiscal 2006, primarily as a result of sales related costs as well as increased program amortization and promotion expenses. For the remainder of fiscal 2007, we expect our program amortization expense to increase but at much lower levels relative to fiscal 2006.

Segment operating profit. Canadian television segment operating profit of $38 million for the three months ended November 30, 2006 was 30% more than for the same period of fiscal 2006 as a result of the revenue increases described above.

Australian television

Revenues. Segment revenues decreased by 6% to $216 million for the three months ended November 30, 2006, from $231 million for the same period of fiscal 2006. In local currency, revenues decreased 3% for the three months ended November 30, 2006, reflecting a difficult advertising environment. Network TEN’s ratings remain strong for the three months ended November 30, 2006 compared to the same period in fiscal 2006. The effect of the weakening local currency relative to the Canadian dollar added to the decreases in revenue for the three months ended November 30, 2006.

Operating expenses. Segment operating expenses increased by $3 million or 2% to $129 million for the three months ended November 30, 2006 as compared to the same period of fiscal 2006. This primarily reflects a 6% increase in operating expenses in local currency, primarily as a result of investments in new shows in the quarter, which was offset by the effect of the weaker Australian dollar on translation to Canadian dollars.

Segment operating profit. Segment operating profit decreased by 17% to $87 million for the three months ended November 30, 2006, compared to $104 million for the same period of fiscal 2006.

New Zealand television

Revenues. Revenues from television operations for New Zealand’s 3 and C4 television networks decreased by 6% to $34 million for the three months ended November 30, 2006, from $36 million for the same period of fiscal 2006. In local currency, revenues increased by 3% for the three months ended November 30, 2006, reflecting continuing strong ratings, particularly news ratings and an improved advertising environment in New Zealand. The effect of the weakening local currency relative to the Canadian dollar offset the revenue increases for the three months ended November 30, 2006 on translation to Canadian dollars.

Operating expenses. Operating expenses decreased by 9% to $22 million for the three months ended November 30, 2006. The decrease reflected a 1% decrease in operating expenses in local currency.

Segment operating profit. New Zealand’s 3 and C4 produced segment operating profit of $12 million for the three months ended November 30, 2006, which is flat with results recorded for the same period of fiscal 2006.

New Zealand radio

RadioWorks continued its steady performance reporting revenue increases of 1% in local currency for the three months ended November 30, 2006 which were more than offset by effect of the weakening New Zealand dollar. In Canadian dollars, revenues decreased by 8% to $22 million from $24 million. Segment operating profit declined by 14% to $6 million for the three months ended November 30, 2006 as compared to the same period of fiscal 2006, mainly as a result of the weakening New Zealand dollar.

Turkey radio

Our Turkish radio operations commenced operations on April 14, 2006. During the three months ended November 30, 2006, revenues were $3 million and segment operating profit was $1 million. These results continue to meet our expectations.

United Kingdom radio

Our United Kingdom radio operations commenced operations on October 1, 2006. During the period ended November 30, 2006, revenues were approximately $200,000 and operating expenses were $1 million resulting in a loss of $800,000 for the three months ending November 30, 2006. These results are in line with our expectations for a start-up operation.

Outdoor advertising

Revenue from our Australian outdoor advertising segment increased by 20% or $6 million to $36 million for the three months ended November 30, 2006 as compared to the same period of fiscal 2006. This increase reflected 24% growth in revenue in local currency driven by additional inventory as a result of acquisitions and stronger airport advertising revenues offset by the weakening Australian dollar. Our segment operating profit from TEN Group’s outdoor advertising operations decreased by 33% to $5 million for the three months ended November 30, 2006 as compared to $7 million for the same period of fiscal 2006 as we continue to invest in start up and expansion opportunities. In December 2006, Eye Corp’s U.S. subsidiary reached an agreement to acquire Foxmart Media LLC which controls displays in 70 shopping malls in the United States. After the closing of the Foxmart Media LLC transaction, Eye Corp.’s U.S. subsidiary will control displays in a network of almost 300 shopping malls across the United States. As a result of investment in expansion opportunities and the weakening Australian dollar we expect that the segment operating profit will see further declines in fiscal 2007 compared to prior years.

Corporate and other

Corporate and other expenses increased by less than $1 million to $9 million for the three months ended November 30, 2006 and 2005. Corporate and other expenses for the three months ended November 30, 2006 exceeded the normal run rate as a result of additional expenses related to compliance with the internal control certifications required by section 404 of the Sarbanes Oxley Act.

LIQUIDITY AND CAPITAL RESOURCES

Overview

Our principal uses of funds are for capital expenditures and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short term and long term debt. We believe these sources of funds, together with our cash on hand, will continue to be adequate to meet our currently anticipated capital requirements.

We also review acquisition and investment opportunities in the course of our business and will, if a suitable opportunity arises and is permitted by the terms of our debt instruments, make selected acquisitions and investments to implement our business strategy. We expect that the funding for any such acquisitions or investments would come from working capital, borrowing under our credit facility or future credit facilities, additional equity and debt financing, entering into joint ventures or a combination of these methods. Similarly, from time to time, we review opportunities to dispose of assets, and may, if a suitable opportunity arises, sell certain assets.

For fiscal 2007, we expect our major non-operating cash requirements to include capital expenditures of approximately $143 million and repayment of $4 million in principal payments on long term debt due in fiscal 2007.

Sources of Funds

Our principal sources of liquidity are cash and cash equivalents on hand and cash flows from operating activities. At November 30, 2006, we had cash on hand of $76 million including $45 million of Limited Partnership cash, $24 million of TEN Group cash and $2 million of CanWest MediaWorks (NZ) cash. We had swingline bank advances under our senior credit facility of $17 million on our senior credit facility related to outstanding cheques in excess of cash on hand. We had cash flow deficiency from operating activities of continuing operations of $15 million for the three months ended November 30, 2006. This cash flow deficiency included a $165 million use in cash related to changes in non cash operating accounts which reflects seasonal fluctuations and is expected to reverse in our second and fourth quarters.

In addition to the above sources of liquidity, we had unused borrowing capacity under our revolving credit facility of $188 million at November 30, 2006. TEN Group had unused borrowing capacity of A$530 million under its credit facilities.

Uses of Funds

Capital Expenditures

In the first three months of fiscal 2007, our capital expenditures amounted to $22 million. Of these capital expenditures $6 million was incurred by our guarantor subsidiaries as defined by our senior credit facilities. In fiscal 2007, we expect our capital expenditures to be approximately $143 million. Approximately $52 million of the expected 2007 capital expenditures will relate our guarantor subsidiaries under our senior credit facilities. We expect to meet our cash needs for fiscal 2007 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

Investment Activities

In October 2006, we commenced operations of a radio station in the Solent region of England. In September 2006 we were awarded a second licence in Bristol. In fiscal 2007 we intend to continue to support the start up of these radio operations and to pursue additional expansion. We expect to meet our cash needs for fiscal 2007 primarily through a combination of operating cash flow, cash on hand and our credit facilities.

In September 2006, Eye Corp, the Australian out-of-home advertising company, acquired 100% of Ultimate Media Group Pty Limited for cash consideration of $9 million. In December 2006, Eye Corp. announced that it has reached an agreement to acquire 100% of Foxmart Media LLC, which holds advertising rights in 70 malls within the United States and is based in Tennessee. We expect to meet our cash needs for fiscal 2007 primarily through a combination of TEN Group’s operating cash flow, cash on hand and TEN Group’s credit facilities.

Distributions

Our New Zealand and Australian operations make distributions twice annually. In November, 2006, our New Zealand operations distributed a total of $7 million, $5 million to us and $2 million to other shareholders and in May, 2006, they distributed a total of $7 million, $5 million to us and $2 million to other shareholders. In December, 2006, TEN Group distributed $76 million, $43 million to us and $33 million to other shareholders and in July 2006, they distributed $57 million, $32 million to us and $25 million to other shareholders. The Limited Partnership makes monthly distributions and has made distributions since its inception in October 2005. The total distribution for the three months ended November 30, 2006 were $50 million (period ended November 30, 2005 - $26 million) with $37 million (period ended November 30, 2005 - $19 million) to us and $13 million (period ended November 30, 2005 - $7 million) to the minority partner.

Our Investment in Ten Group and CanWest MediaWorks (NZ)

In October 2006 the Australian government passed legislation which will relax foreign ownership restrictions and cross media ownership restrictions in Australia which we expect will be enacted in our fiscal 2007. We have engaged Citigroup Global Markets Inc. to assist us in exploring the opportunities that may arise from this change in legislation related to our investment in the Ten Group and in CanWest MediaWorks (NZ). In December 2006, we entered into an agreement with Ten Network Holdings Limited (“Ten Holdings”) and Ten Group to provide assistance to us in relation to the evaluation of the merits of a potential direct or indirect sale of our securities in Ten Group. In consideration for this assistance, if we decide to dispose of our securities in Ten Group as part of our current process of exploring various opportunities, we will ensure that any acquirer will also make an offer on fundamentally equivalent terms to acquire all of Ten Holdings’ and Ten Group’s issued shares. We are under no obligation to dispose of any of our holdings in Ten Group. Unless extended, this agreement is in effect until August 31, 2007.

Debt

General

At November 30, 2006, we had total outstanding consolidated debt of $2,637 million compared to debt of $2,767 million as at August 31, 2006. This included $260 million (August 31, 2006 - $422 million) advanced under our senior credit facility and $937 million (August 31, 2006 - $938 million) in senior unsecured and senior subordinated notes, including the related effects of the foreign currency swaps. Debt of our consolidated subsidiaries consisted of $825 million (August 31, 2006 – $825 million) of Limited Partnership debt, $478 million (August 31, 2006 - $447 million) of TEN Group debt, including the effects of the foreign currency swaps and $138 million (August 31, 2006 - $134 million) of CanWest MediaWorks (NZ) debt.

Credit Facility

Our senior credit facility matures in October 2010, is subject to certain restrictions and bears interest at banker’s acceptance rates plus an applicable margin. This facility is secured by substantially all of our directly held assets, including the assets of our Canadian broadcast operations and the National Post, partnership units of the Limited Partnership, shares of CanWest MediaWorks (NZ) and shares and debentures of TEN Group. At November 30, 2006, we have drawn $260 million on this facility. As at November 30, 2006, we have $188 million, net of letters of credit of $41 million, available on this facility. In September 2006, the net proceeds from the sale of TV3 Ireland of $179 were applied to reduce advances under the facility and concurrently our total availability under the facility was reduced to $513 million.

Under our senior credit facilities, we are required to maintain the fair value of our foreign currency and interest rate swaps above a prescribed minimum liability. In addition, there are prescribed minimums with individual counterparties. Under this credit facility, the minimum liability threshold is $500 million. As at November 30, 2006, the fair value of our applicable interest rate swaps was $233 million. Further strengthening of the Canadian currency and/or changes in interest rates may result in prepayment requirements should the aggregate $500 million threshold be breached.

Total leverage as calculated under CanWest MediaWorks Inc.’s credit facility was 5.19 times cash flow for debt covenant purposes for the twelve months ended November 30, 2006, compared to a covenant of 6.25 times.

FINANCIAL INSTRUMENTS

Our primary market risk exposures are interest rate and foreign currency exchange rate risk. We are exposed to interest rate risk and foreign exchange rate fluctuations resulting from the issuance of floating rate debt and debt denominated in U.S. dollars. In addition to monitoring the ratio of fixed rate debt to total long-term debt, we use interest rate swaps to manage the proportion of total debt that is subject to variable rates. Cross currency swaps are used to hedge both the interest rate and the currency exposure on debt originally issued in U.S. dollars. We do not enter into any derivatives for trading purposes.

There have been no change in the purpose or terms of the financial instruments during the three months ended November 30, 2006.

The fair value of the swap contracts represents an estimate of the amount that we would receive or pay if the contracts were closed out at a market price on the balance sheet date. As of November 30, 2006, our outstanding swap contracts were in a net unrealized loss position of $286 million (including $53 million related to TEN Group).

INDUSTRY RISKS AND UNCERTAINTIES

Our risks and uncertainties have not materially changed from those described in our 20F for the year ended August 31, 2006 filed by CanWest MediaWorks Inc. with the Securities and Exchange Commission in the United States (available on Edgar at www.edgar.com).

OFF BALANCE SHEET ARRANGEMENTS AND GUARANTEES

In connection with the disposition of assets, we have provided customary representations and warranties that range in duration. In addition, as is customary, we have agreed to indemnify the buyers of certain assets in respect of certain liabilities pertaining to events occurring prior to the respective sales relating to taxation, environmental, litigation and other matters. We are unable to estimate the maximum potential liability for these indemnifications as the underlying agreements often do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined.

RELATED PARTY TRANSACTIONS

A company which is affiliated with our controlling shareholders owns CanWest Global Place in Winnipeg, Manitoba, a building in which we are a tenant. Rent paid to this company for the three months ended November 30, 2006 amounted to $0.3 million (2005 – $0.3 million).

All the related party transactions have been recorded at the exchange amounts, which are representative of market rates.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Following is a reconciliation of net earnings to operating income before amortization, a non-GAAP measure:

	For the three months ended November,
	2006	2005 (Revised)(1)
Net earnings	66,322	29,137
Amortization	25,703	30,424
Interest and other financing expenses	46,997	54,505
Interest rate and foreign currency swap (gains) losses	(8,779)	120,539
Investment gains, losses, interest and dividend income	(1,619)	(101,938)
Foreign exchange (gains) losses	(2,877)	574
Loss on debt extinguishment	—	116,589
Income from discontinued operations	(795)	(4,711)
Provision for income tax expense (recovery)	57,762	(54,820)
Interest in earnings of equity accounted affiliates	(363)	(830)
Minority interests	43,876	43,715
Realized currency translation adjustments	425	116

Operating income before amortization	226,652	233,300

(1)	See notes 1 and 6 to our unaudited interim consolidated financial statements.